UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2020

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

82-0669961

(I.R.S. Employer Identification Number)

5910 Pacific Center Blvd, Suite 320, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352-0622

(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report on Form 1-SA (this Semiannual Report) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2019 contained in the Company’s Annual Report on Form 1-K filed with the Securities and Exchange Commission (the SEC) on April 28, 2020.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

Emerald Health Pharmaceuticals Inc. (the Company, EHP, we, our, and us) was formed on March 2, 2017 under the laws of the State of Delaware, and is headquartered in San Diego, California. We are a biotechnology company focused on developing drug product candidates containing novel, patented molecules chemically derived from two non-psychoactive cannabinoids, cannabidiol (CBD) and cannabigerol (CBG), to treat diseases with unmet medical needs, primarily autoimmune, metabolic, neurodegenerative, inflammatory and fibrotic diseases. We are currently developing two initial therapeutic product candidates that together target four initial indications: multiple sclerosis (MS), systemic sclerosis (SSc, a severe form of scleroderma), Parkinson’s disease (PD) and Huntington’s disease (HD).

Our platform technology consists of a library of twenty-five novel, patented derivatives of CBD and CBG. The resulting molecules are new chemical entities (NCEs) which, as of September 2020, are covered by 19 issued international patents. In addition, we currently have 20 pending patent applications.

Our current product pipeline includes two initial product candidates from our library of NCEs, EHP-101 and EHP-102. EHP-101 is an oral formulation of a novel synthetic CBD derivative, known as VCE-004.8, and is our lead candidate, currently in Phase 2 clinical development. EHP-102 is a formulation of a novel synthetic CBG derivative, known as VCE-003.2, currently in preclinical development.

Based on our studies to date, we believe that these initial product candidates have the potential to treat several diseases with unmet medical needs. We are currently targeting four distinct diseases, two for each of these initial product candidates. With EHP-101, we are initially targeting MS and SSc, and with EHP-102, we are initially targeting PD and HD. Other applications are also being investigated, with our two current product candidates, as well as different formulations and other molecules within our NCE portfolio.

In September 2019, we successfully completed a Phase 1 human clinical study in Australia to establish EHP-101’s safety, tolerability and pharmacokinetics in healthy volunteers. We have initiated a Phase 2a safety and efficacy study in SSc patients and we plan to initiate a Phase 2 study in MS patients. If such studies are successful, the product candidates will then advance into additional efficacy studies thereafter.

We have completed preclinical proof of concept work for EHP-102. We are now in the manufacturing and formulation development stage and have begun clinical-enabling studies for HD and PD and, if all is successfully completed, we then plan to advance to Phase 1 human clinical studies.

We have been granted Orphan Drug Designation from the Food and Drug Administration (the FDA) in the United States and from the European Medicines Agency in the European Union for EHP-101 for the SSc indication and for EHP-102 for the HD indication. We have also received Fast Track designation by the FDA for EHP-101 for the SSc indication.

The starting material for the active pharmaceutical ingredient (API) in our product candidates are CBD and CBG, which may be classified by the United States Drug Enforcement Administration (the DEA) as controlled substances in the United States, depending on their origin and purity. In March 2019, we received a decision from the DEA that the API (VCE-004.8) in our lead product candidate (EHP-101) is not a controlled substance, based mainly on the facts that (1) our molecule is an NCE which is no longer CBD, (2) it is chemically derived from synthetic CBD as an NCE containing no remaining CBD or other controlled substances and (3) is non-psychoactive. We have also received the same decision from the UK Home Office and Canada’s Controlled Substances Directorate. In general, the determination that VCE-004.8 is not a controlled substance reduces the costs and complexities otherwise associated with developing controlled substances. With this determination, manufacturing facilities do not require controlled substance certification for handling and dispensing the molecules and drug products. It also facilitates importation and simplifies the conduct of nonclinical and clinical studies, as contracted nonclinical research organizations and clinical sites have less administrative burden. Once we advance our second product candidate (EHP-102) further in development, we will request a similar decision from the DEA, and other countries, for this product candidate.

As of June 30, 2020, our majority stockholder, Emerald Health Sciences Inc. (EHS), owned 64% of the outstanding shares of our common stock, par value $0.0001 per share. Accordingly, EHS has significant influence over us and any action requiring the approval of the holders of our common stock, including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of common stock and approval of significant corporate transactions.

Results of Operations for the Six Months Ended June 30, 2020 and June 30, 2019

Revenues

The Company is a pre-revenue development stage biotechnology company focused on the development of product candidates to treat diseases with unmet medical needs. We have no products approved for commercial sale and have not generated any revenues from product sales since our inception in March 2017.

Research and Development Expenses

Research and development expenses consist primarily of expenses associated with preclinical development and clinical trials, payments to third-party contract research organizations, or CROs, contract manufacturing organizations, or CMOs, contractor laboratories and independent contractors, and certain personnel related expenses, such as salaries, benefits, travel and other related expenses, including stock-based compensation. To date, our research and development expenses have related primarily to the development of, and clinical trials for, our lead product candidate, EHP-101.

Our research and development expenses were approximately $3.3 million for the six months ended June 30, 2020, compared to approximately $5.1 million for the six months ended June 30, 2019. This decrease was primarily related to an overall reduction in expenditures related to advancing our lead product candidate EHP-101, including a reduction in clinical expenses and related contract manufacturing costs, regulatory expenses and non-clinical studies, of approximately $2.3 million related to a Phase 1 clinical study that commenced in September 2018 and was completed in August 2019. This decrease in research and development expenses was offset by an increase in stock-based compensation and personnel-related expenses of approximately $0.5 million compared to the prior period.

We expect overall research and development expenses to increase in 2020 as compared to 2019 as we advance our clinical trials and continue our preclinical development. These expenditures are subject to numerous uncertainties regarding timing and cost of completion. Completion of our clinical trials and preclinical development may take several years or more and the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of legal and patent fees, professional service fees, facility and office expenses, and personnel-related expenses, such as salaries, benefits, travel and other related expenses, including stock-based compensation.

Our general and administrative expenses were approximately $1.8 million for the six months ended June 30, 2020, compared to approximately $2.1 million for six months ended June 30, 2019. This decrease was primarily related to a reduction in stock-based compensation expense of approximately $0.4 million compared to the prior period, offset by an increase in personnel-related expenses of approximately $0.1 million compared to the prior period.

Other (Income)/Expense

Other (income)/expense consists of interest expense, related party interest income, and foreign currency losses.

Since inception, we have received advances from EHS to fund our operations, under a revolving loan agreement (the Related Party Loan). During the six months ended June 30, 2020, we recognized approximately $0.3 million in interest expense on the Related Party Loan, compared to approximately $2.0 million in interest expense for the six months ended June 30, 2019. The decrease is due primarily to a non-cash charge of approximately $1.4 million recorded during the six months ended June 30, 2019 related to accretion of a beneficial conversion feature on the Related Party Loan. The remaining decrease is due to a lower principal balance on the Related Party Loan, during the six months ended June 30, 2020, as compared to the six months ended June 30, 2019.

During the six months ended June 30, 2020 we recognized a foreign currency loss of $20,729 compared to a foreign currency loss of $21,839 for the six months ended June 30, 2019. Foreign currency losses are due primarily to the timing of fluctuations in the exchange rates between the U.S. Dollar and other foreign currencies, related to contracts and other transactions which are denominated in currencies other than the U.S. Dollar.

Net Loss

Our net loss was approximately $5.4 million for the six months ended June 30, 2020, compared to approximately $9.2 million for the six months ended June 30, 2019.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. Our operations have been funded with capital raised from an ongoing Tier 2 offering (the Offering) pursuant to Regulation A (Regulation A) under the Securities Act of 1933, as amended (the Securities Act), along with the proceeds from the Related Party Loan with our majority stockholder, EHS. We have the ability to continue borrowing under the Related Party Loan but there is no guarantee of continued funding under the agreement. The Related Party Loan may be repaid by us or, at the option of EHS, converted by EHS into shares of the Company at $2.00 per share, as determined by the Board of Directors based on the estimated fair value at the time of the arrangement. The outstanding balance of principal and accrued interest under the Related Party Loan is due upon demand.

The Offering was qualified by the SEC in March 2018. We initially offered a maximum of 10,000,000 shares of common stock on a “best efforts” basis, at a price of $5.00 per share. In July 2019, we began offering the remaining shares of common stock at a price of $6.00 per share. As of September 24, 2020, since the commencement of the Offering in March 2019, we have received commitments for the sale of a total of 8,107,651 shares of common stock pursuant to the Offering for gross proceeds of $46.1 million (inclusive of both sales and pending sales in process). In addition, during the six months ended June 30, 2019 we also sold 65,700 shares of common stock for gross proceeds of $328,500 in an exempt offshore offering under Regulation S under the Securities Act.

Our future expenditures and capital requirements will depend on numerous factors, including the success of the Offering and the progress of our research and development efforts.

Our business does not presently generate any cash. We believe that if we raise the remaining $3.9 million of the $50,000,000 (the Maximum Amount) allowed under the Offering, we will have sufficient capital to finance our operations at least through the end of 2021; however, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. We do not have any track record for self-underwritten Regulation A offerings, and there can be no assurance we will raise the Maximum Amount. Further, we expect that we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. However, no assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will achieve profitable operations and positive cash flow.

Credit Facilities

In September 2017, the Company and EHS entered into the Related Party Loan, which was subsequently amended in January 2018 and November 2019. Borrowings under the Related Party Loan may be drawn down from time to time, and may be repaid by us in cash, or at the option of EHS, converted into shares of the Company at $2.00 per share, or at a price to be equally agreed upon by EHS and the Company. In November 2019, the Related Party Loan was amended to reduce the interest rate from 12% to 10%, compounded semiannually. The Related Party Loan is payable upon demand and has no expiration date.

In April 2020 and June 2020, we received written notice of demand from EHS for payments of $150,000 and $200,000, respectively, of accrued interest on the Related Party Loan.

As of June 30, 2020, we had an outstanding principal balance of $3.75 million under the Related Party Loan, plus accrued interest of approximately $400,000.

On January 23, 2020, our Australian subsidiary, EHP Australia, entered into a loan agreement with Rocking Horse Nominees Pty Ltd (Rocking Horse), whereby Rocking Horse advanced $AU1.2 million (approximately $0.8 million) to EHP Australia. The loan was secured by the tax incentive refund anticipated to be received during 2020 for eligible spending incurred under the Australian research and development tax incentive program during 2019. The loan had an upfront establishment fee of 1.2% and bore interest at 1.25% per month compounded daily. Approximately $53,000 in interest expense was incurred during the six months ended June 30, 2020, and the loan and all outstanding interest were repaid to Rocking Horse during June 2020.

On April 22, 2020, as a result of the COVID-19 global pandemic, we received loan proceeds of $292,152 (PPP Loan) from Silicon Valley Bank pursuant to the Paycheck Protection Program (PPP) established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act). The PPP Loan, which is evidenced by a Note dated April 21, 2020, matures on April 21, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on November 21, 2020. The Note may be prepaid at any time prior to maturity with no prepayment penalties. The principal and interest accrued under the PPP Loan may be forgiven as long as the loan proceeds are used for eligible purposes, including payroll, benefits, rent and utilities. We intend to use the proceeds of the PPP Loan for purposes consistent with the PPP. While we believe that our use of the PPP Loan proceeds will meet the conditions for forgiveness, no assurances can be made that we will not take actions that could cause the Company to be ineligible for forgiveness of the PPP Loan, in whole or in part.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. During the period from March 2, 2017 (inception) through June 30, 2020, we have incurred an accumulated deficit of approximately $33.1 million. Currently, we intend to finance our operations through equity and debt financings.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

We are required to make future payments to Emerald Health Biotechnology España S.L.U. (EHBE), formerly VivaCell Biotechnology España S.L. (VivaCell) based on the achievement of milestones set forth in the intellectual property transfer agreement between the Company and VivaCell. These payments are based on the achievement of development or regulatory milestones, including commencement of various phases of clinical trials, filing of product license applications and approval of product licenses from the FDA or a foreign regulatory agency. The aggregate amount of additional milestone payments that we could be required to pay under our agreement with EHBE is 2.7 million Euros, or approximately $3.0 million USD per product, based upon the exchange rate as of June 30, 2020. These amounts assume that all remaining milestones associated with the milestone payments are met. In the event that product license approval for any of the related products is obtained, we are required to make royalty payments of 2.5% of net revenues from commercial sales of the related products. A milestone payment of approximately $400,000 to EHBE was accrued in 2019, upon the completion of our first Phase 1 clinical study. Approximately $300,000 of that liability was paid to EHBE during the six months ended June 30, 2020. Because the milestones are contingent, we are not in a position to reasonably estimate how much, if any, of the additional potential milestone payments will ultimately be paid, or when. Additionally, many of the milestone events are related to progress in clinical trials which will take several years to achieve.

On May 1, 2018, we entered into a two-year non-cancelable building lease for our corporate headquarters in San Diego, California. In August 2019, the lease was amended to include additional space at the existing premises and to extend the term of the original lease through August 31, 2022. Under the lease, we currently pay a combined base rent of $20,624 per month through August 31, 2020, after which time the base rent will increase by approximately 3% per year. As of June 30, 2020, our future remaining obligations under this operating lease are $126,199 in 2020, $257,312 in 2021, and $174,818 in 2022.

In July 2020, we entered into an agreement to sublease a portion of our existing non-cancelable building lease to a tenant, effective August 1, 2020, and continuing through August 31, 2022. The Company expects to incur a loss of approximately $55,000 as a result of the transaction.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the startup phase and have only recently commenced our research and product development, we are unable to identify any recent trends in revenue or expenses. Thus, except as set forth below, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Semiannual Report to not necessarily be indicative of future operating results or financial condition.

Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions, including delayed clinical trials and laboratory resources, could harm our financial condition, affect our operations, increase our costs and expenses, and impact our ability to raise capital.  Our operations may be subject to unpredictable events, such as earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and pandemics such as the COVID-19 outbreak, and other natural or manmade disasters or business interruptions, for which we may not be insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition, delay our product development and regulatory approvals of clinical trials, and increase our costs and expenses. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and any delays in our research and development is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

Item 2. Other Information

None.

Item 3. Financial Statements

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30, 2020	December 31, 2019

Assets
Current assets:
Cash and cash equivalents	$4,311,433	$983,261
Restricted cash	1,203,617	-
Incentive and other tax receivables	271,410	1,420,107
Other current assets	881,656	548,280
Total current assets	6,668,116	2,951,648
Property plant and equipment, net	39,247	52,458
Total assets	$6,707,363	$3,004,106

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$881,172	$1,945,549
Accrued expenses	1,983,071	1,977,627
Deposits held in escrow	1,203,617	-
Accrued interest payable	367,286	505,289
Related party loan	3,750,701	3,750,701
Total current liabilities	8,185,847	8,179,166
Loans payable	292,152	-
Total liabilities	8,477,999	8,179,166

Commitments and contingencies (Note 6)

Stockholders’ deficit:
Common stock, $0.0001 par value; 100,000,000 shares authorized, 16,000,711 shares issued and 15,925,711 shares outstanding at June 30, 2020; 100,000,000 shares authorized, 14,492,085 shares issued and 14,417,085 shares outstanding at December 31, 2019	1,600	1,449
Additional paid-in-capital	31,372,776	22,546,309
Accumulated other comprehensive loss	(84,189)	(38,724)
Accumulated deficit	(33,060,815)	(27,684,086)
Treasury stock, at cost (common stock: 75,000 at June 30, 2020 and December 31, 2019)	(8)	(8)

Total stockholders’ deficit	(1,770,636)	(5,175,060)
Total liabilities and stockholders’ deficit	$6,707,363	$3,004,106

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Revenue	$-	$-

Operating expenses:
Research and development	3,315,691	5,110,329
General and administrative	1,775,129	2,102,625
Total operating expenses	5,090,820	7,212,954

Operating loss	(5,090,820)	(7,212,954)

Other (income)/expenses:
Related party interest income	-	(40,933)
Interest expense	265,180	2,016,138
Foreign exchange loss	20,729	21,839

Net loss	(5,376,729)	(9,209,998)
Other comprehensive income (loss):
Foreign currency translation adjustments	(45,465)	(24,045)

Comprehensive loss	$(5,422,194)	$(9,234,043)

Net loss per share, basic and diluted	$(0.36)	$(0.80)

Weighted-average common shares outstanding, basic and diluted	14,979,018	11,575,869

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Stockholders’ Deficit

For the Six Months Ended June 30, 2020

(Unaudited)

	Common Stock Outstanding		Additional Paid in	Accumulated Other Comprehensive	Accumulated	Treasury Stock		Total Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Shares	Amount	Deficit

Balance at December 31, 2019	14,417,085	$1,449	$22,546,309	$(38,724)	$(27,684,086)	75,000	$(8)	$(5,175,060)
Issuance of common stock under Regulation A offering, net of issuance costs	1,393,626	139	7,916,431					7,916,570
Issuance of common stock for services	100,000	10	599,990					600,000
Issuance of restricted common stock under equity incentive plan	15,000	2	(2)					-
Stock-based compensation expense			310,048					310,048
Net loss and comprehensive loss				(45,465)	(5,376,729)			(5,422,194)
Balance at June 30, 2020	15,925,711	$1,600	$31,372,776	$(84,189)	$(33,060,815)	75,000	$(8)	$(1,770,636)

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Stockholders’ Deficit

For the Six Months Ended June 30, 2019

(Unaudited)

	Common Stock Outstanding		Additional Paid in	Note Receivable from	Accumulated Other Comprehensive	Accumulated	Treasury Stock		Total Stockholders’
	Shares	Amount	Capital	Stockholder	Loss	Deficit	Shares	Amount	Deficit

Balance at December 31, 2018	9,925,000	$1,000	$574,522	$-	$(1,808)	$(11,315,176)	75,000	$(8)	$(10,741,470)
Issuance of common stock under Regulation A offering, net of issuance costs	2,539,836	254	11,991,935						11,992,189
Issuance of common stock under Regulation S offering, net of issuance costs	65,700	7	272,771						272,778
Issuance of common stock upon conversion of related party loan	1,250,000	125	2,499,875						2,500,000
Recognition of beneficial conversion feature on related party loan			1,360,840						1,360,840
Funds advanced under note receivable from stockholder				(5,000,000)					(5,000,000)
Discharge between related party loan and note receivable from stockholder				2,000,000					2,000,000
Stock-based compensation expense			1,056,289						1,056,289
Net loss and comprehensive loss					(24,045)	(9,209,998)			(9,234,043)
Balance at June 30, 2019	13,780,536	$1,386	$17,756,232	$(3,000,000)	$(25,853)	$(20,525,174)	75,000	$(8)	$(5,793,417)

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Operating activities
Net loss	$(5,376,729)	$(9,209,998)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	13,211	14,273
Stock-based compensation	910,048	1,056,289
Accretion of beneficial conversion feature on related party loan	-	1,360,840
Changes in operating assets and liabilities:
Incentive and other tax receivables	1,148,697	(811,264)
Other current assets	(333,376)	(261,081)
Accounts payable	(1,110,677)	514,840
Accrued expenses	8,505	491,642
Accrued interest payable	(138,003)	(389,603)
Net cash used in operating activities	(4,878,324)	(7,234,062)

Investing activities
Net cash used in investing activities	-	-

Financing activities
Issuance of common stock	8,361,756	13,027,680
Funds received under loans payable	1,087,373	-
Funds repaid under loans payable	(795,221)	-
Deposits held in escrow	1,203,617	-
Funds received under related party loan	-	1,674,380
Funds advanced under note receivable from stockholder	-	(5,000,000)
Stock issuance costs	(401,947)	(430,444)
Net cash provided by financing activities	9,455,578	9,271,616
Effect of exchange rate changes on cash	(45,465)	(24,045)

Net increase in cash and cash equivalents, and restricted cash	4,531,789	2,013,509
Cash, cash equivalents, and restricted cash at beginning of period	983,261	137,706
Cash, cash equivalents, and restricted cash at end of period	$5,515,050	$2,151,215

Supplemental disclosure of cash flow information:
Interest paid to related party	$350,000	$1,044,901
Interest paid on loans payable	$42,597	$-

Non-cash investing and financing activities:
Conversion of related party loan to common stock	$-	$2,500,000
Discharge between related party loan and note receivable from stockholder	$-	$2,000,000
Deferred stock issuance costs in accounts payable and accrued expenses	$60,194	$58,977

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Description of Business and Going Concern

Emerald Health Pharmaceuticals Inc. (EHP, or the Company) was incorporated in the state of Delaware in March 2017. The Company is a biotechnology/pharmaceutical company, formed to acquire, discover, develop and commercialize drug product candidates containing novel, patented molecules chemically derived from two non-psychoactive cannabinoids (molecules found in cannabis), cannabidiol (CBD) and cannabigerol (CBG). EHP is focused on developing product candidates to treat diseases with unmet medical needs primarily in inflammatory, autoimmune, metabolic, neurodegenerative and fibrotic diseases. The Company is currently developing two initial product candidates that together target four initial diseases, multiple sclerosis (MS), systemic sclerosis (SSc), a severe form of scleroderma, Parkinson’s disease (PD) and Huntington’s disease (HD).

The Company acquired certain intellectual property from Emerald Health Biotechnology España, S.L.U. (EHBE), formerly known as VivaCell Biotechnology España S.L. (VivaCell). During the year ended December 31, 2018, EHBE became a wholly owned subsidiary of Emerald Health Research Inc. (EHR) which is a wholly owned subsidiary of Emerald Health Sciences Inc. (EHS). EHS is also the majority stockholder of EHP. EHP has no ownership or voting rights related to EHBE. See Note 7.

The Company is subject to risks common to other life science companies in the development stage including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing, and compliance with FDA and other government regulations. If the Company does not successfully commercialize any product candidates, it will be unable to generate recurring product revenue or achieve profitability.

The global spread of the novel coronavirus (COVID-19) has created significant volatility, uncertainty and economic disruption. The ultimate effects of the COVID-19 on the Company’s business, operations and financial condition are unknown at this time. In the near term, the potential exists for enrollment in its Phase 2a clinical trial to be delayed or slowed based on this, as patients may elect to postpone voluntary treatments and physicians’ offices are either closed or operating at a reduced capacity. However, the extent to which COVID-19 impacts the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain it or treat its impact, among others.

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced losses and recurring cash outflows from operations since inception and has an accumulated deficit of $33,060,815 and negative working capital as of June 30, 2020. The Company has funded operations with capital raised from an ongoing Tier 2 offering (the Offering) pursuant to Regulation A (Regulation A) under the Securities Act of 1933, as amended (the Securities Act), as well as an exempt offshore offering under Regulation S under the Securities Act. In addition, the Company has received loan proceeds from three separate loan arrangements, including a revolving loan with its majority stockholder. Amounts advanced under the revolving loan and accrued interest are due upon demand. See Note 3 and Note 6.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is undertaking a “best efforts” offering of its common stock to raise additional capital. See Note 4.

2. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). and in accordance with the instructions to Form 1-SA and Regulation S-X. As permitted under these rules, certain footnotes or other financial information that are normally required by GAAP have been condensed or omitted. The Company has made estimates and judgments affecting the amounts reported in the condensed consolidated financial statements and the accompanying notes. The actual results experienced by the Company may differ materially from our estimates. The financial information is unaudited but reflects all normal adjustments that are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. The results for the six months ended June 30, 2020 are not necessarily indicative of the results expected for the year ended December 31, 2020 or any future periods. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2019 included in the Company’s Annual Report on Form 1-K filed with the Securities and Exchange Commission (the SEC) on April 28, 2020.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Emerald Health Pharmaceuticals Australia Pty Ltd. (EHP Australia) and Emerald Health Pharmaceuticals, España Sociedad Limitada (EHP España). EHP Australia’s functional currency, the Australian dollar, is also its reporting currency, and its financial statements are translated to U.S. dollars prior to consolidation. EHP España’s functional currency, the Euro, is also its reporting currency, and its financial statements are translated to U.S. dollars prior to consolidation. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of June 30, 2020, the Company’s cash deposits are held in an FDIC-insured financial institution.

Restricted cash consists of cash held in an escrow account, received as deposits from potential investors towards purchases of common stock under the Offering which have not yet been fully consummated as of the balance sheet date, as described in Note 4.

The following table provides a reconciliation of cash, cash equivalents and restricted cash, reported within the condensed consolidated statements of cash flows:

	Six Months Ended June 30,
	2020	2019
Cash and cash equivalents	$4,311,433	$2,151,215
Restricted cash	1,203,617	-
Total cash, cash equivalents and restricted cash presented in the condensed consolidated statements of cash flows	$5,515,050	$2,151,215

Incentive and Tax Receivables

The Company’s subsidiary, EHP Australia, is incorporated in Australia and is eligible to participate in an Australian research and development tax incentive program. As part of this program, EHP Australia is eligible to receive a cash refund from the Australian Taxation Office (ATO) for a percentage (currently 43.5%) of the research and development costs incurred by EHP Australia. The cash refund is available to eligible companies with an annual aggregate revenue of less than $AU20.0 million (Australian Dollars) during the reimbursable period. As of June 30, 2020 and December 31, 2019, the Company’s estimate of the amount of cash refunds expected to be received for eligible spending as part of this incentive program was $0.3 million and $1.3 million, respectively, which amounts are included in incentive and other tax receivables. In May 2020, the Company received $1.3 million as a cash refund from the ATO for eligible spending incurred during the year ended December 31, 2019.

In addition, EHP Australia incurs Goods and Services Tax (GST) on services provided by Australian vendors. As an Australian entity, EHP Australia is entitled to a refund of the GST paid. The Company’s estimate of the amount of cash refund expected to be received related to GST incurred as of June 30, 2020 and December 31, 2019, was $1,419 and $78,198, respectively, which amounts are included in incentive and other tax receivables.

Research and Development

Research and development costs are charged to expense as incurred and consist primarily of contract research fees, contract manufacturing costs, consultant fees, preclinical and clinical studies and study related costs, compensation and related benefits, and non-cash stock-based compensation. At the end of each reporting period, the Company compares the payments made to its vendors, clinical research organizations and consultants to the estimated progress towards completion of the related project. Factors that the Company considers in preparing these estimates include the number of patients enrolled in studies, milestones achieved, and other criteria related to the efforts of its vendors. These estimates will be subject to change as additional information becomes available. Depending on the timing of payments to vendors and estimated services provided, the Company will record net prepaid or accrued expenses related to these costs. Research and development expenses are recorded net of expected refunds of eligible research and development costs paid pursuant to the Australian research and development tax incentive program and GST incurred on services provided by Australian vendors.

Business Segments

The Company operates within the United States, Europe, and Australia, in one business segment, which is dedicated to research of drug candidates based on patented synthetic new chemical entities (NCEs) derived from non-psychoactive cannabinoid molecules.

Stock-Based Compensation

The Company accounts for stock option awards in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic No. 718, Compensation-Stock Compensation. Under FASB ASC Topic No. 718, compensation expense related to stock-based payments is recorded over the requisite service period based on the grant date fair value of the awards. Compensation previously recorded for unvested stock options that are forfeited is reversed upon forfeiture. The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. See Note 5.

Net Loss per Share

The Company computes basic net loss per common share by dividing the applicable net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus additional shares to account for the dilutive effect of potential future issuances of common stock relating to stock options and other potentially dilutive securities using the treasury stock method. For the six months ended June 30, 2020 and 2019, 2,075,000 and 2,060,000 options, respectively, were excluded from the computation of diluted earnings per share, as the effect would be anti-dilutive.

Comprehensive Loss

Comprehensive loss includes foreign currency translation adjustments related to the Company’s subsidiaries in Australia and Spain.

Significant Accounting Policies

There have been no changes to the significant accounting policies that were described in Note 2 to the 2019 Audited Financial Statements during the first six months of fiscal year 2020.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU No. 2016-02), which changes the presentation of assets and liabilities relating to leases. The core principle of ASU No. 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases.

In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842) (ASU No. 2019-10), which deferred the effective date of ASU No. 2016-02 for the Company from January 1, 2020 to January 1, 2021. The Company is currently evaluating the impact of this new standard on its financial statements.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810) (ASU No. 2018-17), which adds an elective private-company scope exception to the variable interest entity (VIE) guidance for entities under common control. ASU No. 2018-17 will be effective for the Company beginning January 1, 2021, with early adoption permitted. The Company does not expect this new standard to have a material impact on its financial statements.

3. Related Party Transactions

Related Party Loan and Beneficial Conversion Feature

Since inception, the Company has received advances from EHS to fund its operations. In September 2017, the Company and EHS entered a revolving loan agreement (Related Party Loan), which was amended in January 2018. Borrowings under the loan, which EHP may draw down from time to time in one or more advances, are evidenced by a demand grid promissory note (the Note). The Note is revised to reflect the aggregate principal amount of the loan outstanding as of the date of each advance or repayment. In November 2019, the Related Party Loan was further amended to reduce the interest rate from 12% to 10%, compounded semiannually. The loan may be repaid by the Company or converted by EHS into shares of EHP at $2.00 per share or at a price to be equally agreed to between EHS and the Company (Conversion Feature). The Note is payable upon demand and has no expiration date. As of June 30, 2020 and December 31, 2019, $3,750,701 and $3,750,701, respectively, of principal, and $367,286 and $505,289, respectively, of accrued interest is due to EHS under the Related Party Loan.

In April 2019, the Company received written notice of demand (Notice) from EHS for payment of all accrued interest on the Related Party Loan as of March 31, 2019, which resulted in a cash payment of $1,044,901 to EHS. Also in April 2019, the Company received a second Notice from EHS that called for the following, upon qualification by the SEC of the Company’s Form 1-A Post-Qualification Offering Circular Amendment: (1) repayment of $2,000,000 of the unpaid principal balance under the loan, and (2) the conversion of an additional $2,500,000 of the unpaid principal balance under the loan at a conversion price of $2.00 per share. The Company’s Form 1-A Post-Qualification Offering Circular Amendment was qualified by the SEC on June 7, 2019 and the repayment of the $2,000,000 of unpaid principal was transacted as a cashless discharge and offset between the Related Party Loan and the Related Party Note Receivable (as defined below). Concurrently, 1,250,000 shares of EHP common stock were issued to EHS at a conversion price of $2.00 per share, further reducing the principal balance of the Related Party Loan by $2,500,000.

In November 2019, the Company received written notice of demand from EHS for payment of $3,000,000 of unpaid principal balance and $178,933 of accrued interest on the Related Party Loan, which was transacted as a cashless discharge and offset between the Related Party Loan and the remaining unpaid principal and accrued interest balances under the Related Party Note Receivable (as defined below) as of November 15, 2019.

The Conversion Feature of the loan agreement is not considered an embedded derivative under FASB Accounting Standards Codification (ASC) Topic 815, Derivatives and Hedging, since there are no provisions for net settlement nor is there a means for EHS to receive an asset that puts EHS in a position not substantially different from net settlement. The Company recorded a debt discount on the Related Party Loan of $1.4 million related to the beneficial conversion feature on advances under the loan during the year ended December 31, 2019. Subsequent to the recognition of the discount, due to the on-demand nature of the loan, the Company recognized $1.4 million in accretion of the discount which is included in related party interest expense. There were no such transactions recorded during the six months ended June 30, 2020, as there were no additional advances received under the loan during the period.

Related Party Note Receivable

In May 2019, the Company’s Board of Directors authorized a funding arrangement with EHS (the Related Party Note Receivable), which was amended in August 2019 and September 2019 to extend the repayment dates, whereby EHP may advance funds to EHS in the form of interest bearing (12%) short term notes, up to an aggregate principal amount of $6,000,000 under a Promissory Note between EHS and EHP (the Promissory Note). Advances under the Promissory Note were originally due for repayment with accrued and unpaid interest three months from the date of the advance. During the year ended December 31, 2019, a total of $5,000,000 was advanced and $178,933 accrued as interest receivable under the Related Party Note Receivable, all of which was offset through cashless discharges against the unpaid principal and accrued interest payable balances, respectively, under the existing Related Party Loan with EHS. As of June 30, 2020 and December 31, 2019, there are no outstanding principal or accrued interest receivable balances remaining under the Related Party Note Receivable, and all principal advances and related discharges have been recorded as equity transactions.

Shared Services with EHS and Related Entities

In June 2019, the Company entered into an Independent Contractor Agreement (the Independent Contractor Agreement) effective April 1, 2019, with EHS, pursuant to which EHS agreed to provide such services as are mutually agreed between the Company and EHS, including reimbursements for reasonable expenses incurred in the performance of the Independent Contractor Agreement. These services included, but were not limited to, corporate advisory services and technical expertise in the areas of business development, marketing, investor relations, information technology and product development. The Independent Contractor Agreement had an initial term of ten years. On November 15, 2019, the Board of Directors approved the termination of this agreement, effective as of December 31, 2019. During the six months ended June 30, 2020 and 2019, the Company recorded expenses totaling $0 and $175,530, respectively, for such services performed by EHS on behalf of the Company.

The Company allocates certain operating expenses to entities which are subsidiaries of EHS for their share of facilities and office expenses. During the six months ended June 30, 2020 and 2019, these allocations totaled $71,895 and $67,806, respectively.

Dr. Avtar Dhillon

On November 15, 2019, Dr. Avtar Dhillon resigned as Chairman of the Board of Directors. The Company and EHS concurrently entered into a Board Observer Agreement, whereby the Company granted to EHS the right to designate an observer on the Board for so long as EHS maintains ownership of any securities of the Company. Dr. Avtar Dhillon was appointed as the initial Board Observer pursuant to the Board Observer Agreement.

On December 5, 2019, the Board of Directors approved an Independent Contractor Services Agreement, effective as of December 1, 2019, between the Company and Dr. Dhillon, pursuant to which Dr. Dhillon will provide ongoing corporate finance and strategic business advisory services to the Company. In exchange for his services, upon the Company completing a material financing, Dr. Dhillon will receive a monthly fee of $10,000, accruing from the effective date. The Board will review the monthly rate paid to Dr. Dhillon within 90 days of the end of each fiscal year. The Independent Contractor Services Agreement has an initial term of one year and will renew automatically thereafter unless terminated earlier by either party. The Independent Contractor Services Agreement may be terminated by either party for cause upon written notice to the other party if the other party defaults in the performance of the agreement in any material respect or materially breaches the terms of the agreement, or without cause upon 30 days’ prior written notice to the other party. As of June 30, 2020 and December 31, 2019, accrued expenses include $70,000 and $10,000, respectively due and payable to Dr. Dhillon under this agreement, upon completion of a material financing, as defined by the Board of Directors.

4. Common Stock

On March 2, 2017, the Company issued 9,000,000 shares of common stock at $0.0001 per share to EHS for proceeds of $900. An additional 1,000,000 shares were issued to the founders of the Company for total proceeds of $100. The shares issued to founders vested 25% on the date of issuance and vest 25% annually thereafter until fully vested. Until the shares of common stock vest, the founders may not sell or transfer the unvested shares of common stock. In the event of the voluntary or involuntary termination of any of the founders, as an employee or director of the Company for any reason, the Company shall have the option to repurchase all or any portion of the shares of common stock for the same consideration which was originally paid by the founders. In October 2018, the Company exercised its option to repurchase 75,000 unvested shares from a founding member, which are currently held by the Company as treasury stock.

In January 2018, the Company filed a Certificate of Amendment of the Certificate of Incorporation which increased the number of authorized shares that the Company can issue from 20,000,000 to 100,000,000 shares of common stock with a par value of $0.0001 per share.

In June 2019, the Company issued 1,250,000 additional shares of common stock to EHS in accordance with a written notice received from EHS in April 2019, for the conversion of $2,500,000 of the unpaid principal balance under the Related Party Loan at a conversion price of $2.00 per share. See Note 3.

The Company is currently selling common stock through the Offering. The Company’s initial Offering Statement on Form 1-A was qualified by the SEC in March 2018 and its Form 1-A Post-Qualification Offering Circular Amendments were subsequently qualified by the SEC on June 7, 2019 and July 14, 2020. During the six months ended June 30, 2020, the Company sold 1,393,626 shares of common stock under the Offering, for gross proceeds of $8.4 million, less issuance costs of $0.5 million; and during the six months ended June 30, 2019, the Company sold 2,539,836 shares of common stock under the Offering, for gross proceeds of $12.7 million, less issuance costs of $0.7 million.

In June 2019, the Company issued 1,250,000 additional shares of common stock to EHS in accordance with a written notice received from EHS in April 2019, for the conversion of $2,500,000 of the unpaid principal balance under the Related Party Loan at a conversion price of $2.00 per share. See Note 3.

During the six months ended June 30, 2019, the Company also sold 65,700 shares of common stock for gross proceeds of $328,500, less issuance costs of $51,776 in an exempt offshore offering under Regulation S under the Securities Act.

In June 2019, the Company entered into a Broker-Dealer Agreement with Dalmore Group, LLC (Dalmore), a broker-dealer registered with the SEC and a member of FINRA, to perform administrative, compliance and placement agent related functions in connection with the Offering. The Company has agreed to pay Dalmore a 1.0% commission on the sale of common stock under the Offering, commencing with sales following regulatory approval by FINRA, which occurred on July 25, 2019. In addition, the Company paid Dalmore $28,000 in one-time set up fees, consisting of a $20,000 agreement fee and $8,000 for fees paid to FINRA. As of June 30, 2020, the Company has paid $71,630 and has accrued an additional $37,102 to be paid to Dalmore related to commission on the sale of common stock under the Offering.

In July 2019, the Company entered into an Escrow Services Agreement with Prime Trust, LLC. Under this agreement, the proceeds received from the Offering are deposited into an escrow account prior to distribution to the Company. As of June 30, 2020, there was $1.2 million in this escrow account as deposits received from potential investors towards purchases of common stock under the Offering, which are still in process. The balance has been recorded as restricted cash, offset by deposits held in escrow liability.

In June 2020, the Company issued 100,000 shares of common stock to a consultant as payment for services. At the time of issuance, the Company recognized $600,000 of stock-based compensation expense, of which $300,000 was for research and development and $300,000 was for general and administrative services.

The Company also issued 15,000 shares of restricted common stock under the Plan (as defined below), to a consultant as payment for services.

5. Equity Incentive Plan

In January 2018, the Company adopted the 2018 Equity Incentive Plan, which was amended on December 13, 2018 and on August 12, 2020 (the Plan). As of June 30, 2020, there were 2,200,000 shares of common stock reserved for issuance under the Plan. On August 12, 2020 the Company adopted an amendment to the Plan, which increased the number of shares of Common Stock authorized to be issued under the 2018 Plan to equal 18% of the number of issued and outstanding shares of common stock of the Company as of the applicable date of issuance. As of August 12, 2020, 2,896,319 shares of Common Stock were reserved for issuance pursuant to awards under the 2018 Plan.

The Plan provides incentives to eligible employees, consultants, officers, and directors in the form of incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other rights or benefits. Recipients of stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is ten years. Vesting schedules are determined by the Board of Directors. As of June 30, 2020, there were 125,000 shares available to grant under the Plan.

The following table summarizes stock-based compensation expense related to stock options granted to employees and nonemployees included in the condensed consolidated statements of operations as follows:

	Six Months Ended June 30,
	2020	2019
Research and development	$92,430	$109,446
General and administrative	217,618	946,843
Total	$310,048	$1,056,289

Stock Options

There were no stock options granted during the six months ended June 30, 2020 and 2019. In August 2020, the Company granted 782,500 additional stock options.

As of June 30, 2020, unrecognized stock-based compensation expense for employee and non-employee stock options was approximately $0.8 million, which the Company expects to recognize over a weighted-average remaining period of 1.5 years, assuming all unvested options become fully vested.

The Company uses a Black-Scholes option-pricing model to value the Company’s option awards. Using this option-pricing model, the fair value of each employee and non-employee award is estimated on the grant date. The fair value is expensed on a straight-line basis over the vesting period. In general, the option awards vest partially upfront and then pro-rata annually thereafter. The expected volatility assumption is based on the volatility of the share price of comparable public companies. The expected life is determined using the “simplified method” permitted by Staff Accounting Bulletin Number 107 and 110 (the midpoint between the term of the agreement and the weighted average vesting term). The risk-free interest rate is based on the implied yield on a U.S. Treasury security at a constant maturity with a remaining term equal to the expected term of the option granted. The dividend yield is zero, as the Company has never declared a cash dividend.

The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option pricing model.

Restricted Stock

There were 15,000 shares of restricted common stock issued under the Plan, to a non-employee, during the six months ended June 30, 2020. The shares vest over a 6-month service period beginning July 2020. The Company recognized no stock-based compensation expense during the six months ended June 30, 2020 for restricted stock.

As of June 30, 2020, unrecognized stock-based compensation expense related to the unvested restricted common stock was $90,000, which the Company expects to recognize over the remaining 6 months of 2020.

6. Commitments and Contingencies

On May 1, 2018, the Company entered into a two-year non-cancelable building lease for its corporate headquarters in San Diego, California. Effective August 15, 2019, the lease was amended to include additional space at the existing premises and to extend the term of the original lease through August 31, 2022. Under the lease, the Company pays a base rent of $20,624 per month through August 31, 2020, after which time the base rent will increase by approximately 3% per year. The Company made security deposit payments of $24,805 and $16,698 in 2019 and 2018, respectively, which are recorded within other current assets.

Future minimum payments under the non-cancelable operating lease as of June 30, 2020 were as follows:

2020	$126,199
2021	257,312
2022	174,818
Total	$558,329

In June 2019, EHS entered into a three-year non-cancelable lease agreement for unrelated lab space under which the Company was a guarantor on the lease. This lease was cancelled by EHS in February 2020.

In July 2020, the company entered into an agreement to sublease a portion of its existing non-cancelable building lease to a tenant, effective August 1, 2020, and continuing through August 31, 2022. The Company paid commissions of $7,000 related to the execution of the sublease and expects to incur an additional loss of approximately $55,000 as a result of the transaction.

Loans payable

On January 23, 2020, EHP Australia entered into a loan agreement with Rocking Horse Nominees Pty Ltd (Rocking Horse), whereby Rocking Horse advanced $AU1.2 million (approximately $0.8 million) to EHP Australia. The loan was secured by the tax incentive refund anticipated to be received during 2020 for eligible spending incurred under the Australian research and development tax incentive program during 2019. The loan had an upfront establishment fee of 1.2% and bore interest at 1.25% per month compounded daily. Approximately $53,000 in interest expense was incurred during the six months ended June 30, 2020, and the loan and all outstanding interest were repaid to Rocking Horse during June 2020.

On April 22, 2020, The Company received loan proceeds of $292,152 (PPP Loan) from Silicon Valley Bank pursuant to the Paycheck Protection Program (PPP) established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act). The PPP Loan, which is evidenced by a Note dated April 21, 2020, matures on April 21, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on November 21, 2020. The Note may be prepaid at any time prior to maturity with no prepayment penalties. The principal and interest accrued under the PPP Loan may be forgiven after eight weeks as long as the loan proceeds are used for eligible purposes, including payroll, benefits, rent and utilities. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the eight-week period. The Company intend to use the proceeds of the PPP Loan for purposes consistent with the PPP. The Company believes its use of the PPP Loan proceeds will meet the conditions for forgiveness; however, no assurances can be made that the Company will not take actions that could cause the Company to be ineligible for forgiveness of the PPP Loan, in whole or in part. The PPP loan is classified as a long-term liability within loans payable on the balance sheet.

7. Intellectual Property Transfer and Research Agreements

In June 2017, upon the execution of the Intellectual Property Transfer Agreement (IPTA), EHP paid EHBE approximately $112,000 for the purchase of three United States patents, two Japanese patents, one European patent and fourteen pending patent applications covering two series of molecules containing derivatives of CBD and CBG. Future payments of up to 2.7 million Euro (approximately $3.0 million, based upon the exchange rate at June 30, 2020) per product are due upon completion of certain development milestones. As further consideration, the Company will pay EHBE a 2.5% royalty on all net revenues of any drug developed from the transferred compounds. As of June 30, 2020, accrued expenses include approximately $0.1 million related to the first milestone payments due to EHBE for the Company’s completion of a Phase 1 clinical study for MS and SSc.

Concurrent with the execution of the IPTA, the Company signed a Research Agreement with EHBE for an initial term of 5 years. Under the terms of the Research Agreement, EHBE is providing research services under the Company’s direction for consideration of cost plus a standard mark-up. Thereafter, the agreement will renew for successive one-year terms and may be terminated by either party on the expiration of the original term or any renewal term by delivering written notice at least 90 days prior to expiration. During the six months ended June 30, 2020 and 2019, the Company recorded $63,386 and $93,833, respectively in research and development expense for services performed by EHBE under the Research Agreement. As of June 30, 2020 and December 31, 2019, $39,582 and $58,300, respectively, are included in accrued expenses and accounts payable for amounts due to EHBE under the Research Agreement.

The Company performed a qualitative analysis to determine whether a variable interest in another entity represents a controlling financial interest in a variable interest entity. A controlling financial interest in a variable interest entity is characterized by having both the power to direct the most significant activities of the entity and the obligation to absorb losses or the right to receive benefits of the entity. Since EHP does not have voting control or other forms of control over the operations and decision making at EHBE, the Company determined that it does not have a variable interest in EHBE. This guidance requires on-going reassessments of variable interests based on changes in facts and circumstances. The Company continues to assess its variable interests and has determined that no significant changes have occurred as of September 25, 2020.

8. Balance Sheet Details

Other current assets consisted of the following:

	June 30, 2020	December 31, 2019
Prepaid contracts and expenses	$727,745	$468,232
Related party receivables	108,621	37,260
Other	45,290	42,788
Total	$881,656	$548,280

Property and equipment consisted of the following:

	June 30, 2020	December 31, 2019
Furniture and fixtures	$57,195	$57,195
Office equipment	19,480	19,480
Leasehold improvements	20,638	20,638
Property and equipment, gross	97,313	97,313
Accumulated depreciation	(58,066)	(44,855)
Property and equipment, net	$39,247	$52,458

Depreciation expense for the six months ended June 30, 2020 was $13,211.

Accrued expenses are comprised of the following:

	June 30, 2020	December 31, 2019
Research and development liabilities	$301,392	$355,942
Clinical trial related liabilities	308,964	205,884
Accrued payroll liabilities	1,125,133	807,662
Related party liabilities	149,729	536,505
Other liabilities	97,853	71,634
Total	$1,983,071	$1,977,627

9. Defined Contribution Plan

Effective January 1, 2018, the Company adopted a defined contribution savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is for the benefit of all qualifying employees and permits voluntary contributions by employees up to 100% of eligible compensation, subject to the Internal Revenue Service imposed maximum limits. The terms of the plan allow for discretionary employer contributions.

On January 1, 2020, the Company commenced a safe harbor contribution of 3% of each eligible employee’s gross earnings, subject to Internal Revenue Service limitations. Employer matching contributions vest immediately.

10. Subsequent Events

As of September 24, 2020, the Company has completed the sale of 214,574 additional shares of common stock at $6.00 per share under its Offering pursuant to Regulation A, for gross proceeds of approximately $1.3 million. In addition, the Company has received subscription agreements under the Offering for the purchase of up to 3,323,066 shares of common stock for an estimated $19.9 million, which are still in process as of September 24, 2020. In total, as of September 24, 2020, since the commencement of the Offering in March 2019, the Company has received commitments for the sale of 8,107,651 shares of common stock pursuant to the Offering for estimated total gross proceeds of $46.1 million (inclusive of both sales and pending sales in process).

In July 2020, the company entered into an agreement to sublease a portion of its existing non-cancelable building lease to a tenant, effective August 1, 2020, and continuing through August 31, 2022. The Company paid commissions of $7,000 related to the execution of the sublease and expects to incur an additional loss of approximately $55,000 as a result of the transaction.

In July 2020, the Company entered into a consulting agreement with a third party to provide business advisory services in connection with strategic development and private financing matters. Pursuant to this agreement, the Company will pay a consulting fee in the amount as shall be determined in good faith by the Board of Directors of the Company in evaluating the services performed by the consultant. The agreement terminates on December 31, 2020 but may be extended by mutual consent of both parties.

Item 4. Exhibits

Exhibit No.	Description

2.1#	Certificate of Incorporation of Emerald Health Pharmaceuticals Inc.

2.2#	Certificate of Amendment of the Certificate of Incorporation of Emerald Health Pharmaceuticals Inc.

2.3#	Bylaws of Emerald Health Pharmaceuticals Inc.

3.1+	Loan Agreement dated September 1, 2017 between the Company and Emerald Health Sciences Inc.

3.2+	Amendment Agreement dated January 26, 2018 between the Company and Emerald Health Sciences Inc.

3.3^	Amendment Agreement No. 2 dated November 15, 2019 between the Company and Emerald Health Sciences Inc.

4.1*	Form of Subscription Agreement

6.1+‡	Intellectual Property Transfer Agreement dated June 15, 2017, between the Company and VivaCell Biotechnology España S.L.

6.2+‡	Collaborative Research Agreement dated June 15, 2017, between the Company and VivaCell Biotechnology España S.L.

6.3+	Consulting Agreement dated June 15, 2017, between the Company and University of Cordoba, Eduardo Muñoz Blanco

6.4+	Form of Indemnification Agreement for officers and directors

6.5*	2018 Equity Incentive Plan of the Company (as Amended and Restated)

6.6α	Form of Executive Employment Agreement

6.7α	Broker-Dealer Agreement dated June 20, 2019, between the Company and the Dalmore Group LLC

6.8^	Board Observer Agreement Dated November 15, 2019 between the Company and Emerald Health Sciences Inc.

6.9∞	Independent Contractor Services Agreement dated December 1, 2019 between the Company and Dr. Avtar Dhillon

6.10±	Loan Agreement between the Company and Rocking Horse Nominees Pty Ltd

6.11π	Consulting Agreement dated June 3, 2020 between the Company and Sahil Beri

6.12π	Consulting Agreement dated June 15, 2020 between the Company and William Dreyer

6.13†	First Amendment to Lease Agreement dated July 14, 2019

6.14†	Amendment No. 2 to Emerald Health Pharmaceuticals Inc. 2018 Equity Incentive Plan

6.15†	Consulting Agreement dated July 31, 2020 between the Company and Beri Holdings

8.1±	Escrow Services Agreement dated July 26, 2019 between the Company and Prime Trust, LLC

†	Filed herewith.
#	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Draft Offering Statement and Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on January 29, 2018, as amended, and incorporated herein by reference.
+	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on March 5, 2018, and incorporated herein by reference.
*	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Post-Qualification Offering Circular Amendment on Form 1-A filed with the SEC (Commission File No. 024-10810) on March 29, 2019, as amended, and incorporated herein by reference.
α	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Semiannual Report on Form 1-SA filed with the SEC on September 30, 2019 and incorporated herein by reference.
^	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Current Report on Form 1-U filed with the SEC on November 21, 2019 and incorporated herein by reference.
∞	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Current Report on Form 1-U filed with the SEC on December 9, 2019 and incorporated herein by reference.
±	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Annual Report on Form 1-K filed with the SEC on April 28, 2020 and incorporated herein by reference.
π	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Post-Qualification Offering Circular Amendment on Form 1-A filed with the SEC (Commission File No. 024-10810) on July 10, 2020 and incorporated herein by reference.
‡	Portions of this exhibit containing confidential information have been omitted pursuant to a request for confidential treatment filed with the SEC pursuant to Rule 406 under the Securities Act. Confidential information has been omitted from the exhibit in places marked “[*****]” and has been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerald Health Pharmaceuticals Inc.

By:	/s/ James M. DeMesa
Name: James M. DeMesa, M.D.
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ James M. DeMesa	Date: September 28, 2020
Name: James M. DeMesa, M.D. Title: Chief Executive Officer (Principal Executive Officer)

/s/ Lisa Sanford	Date: September 28, 2020
Name: Lisa Sanford Title: Chief Financial Officer, Secretary, Treasurer (Principal Financial Officer and Principal Accounting Officer)